SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Hartford Financial Services Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

416515104

(CUSIP Number)

Stuart L. Merzer

General Counsel & Chief Compliance Officer

Paulson & Co. Inc.

1251 Avenue of the Americas

New York, New York 10020

(212) 956-2221

May 14, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.: 416515104	Page 2 of 6

(1)	Names of reporting persons: Paulson & Co. Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: State of Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 37,649,310 (See Notes 1 and 2 to Item 4 below)
(6) Shared voting power: None
(7) Sole dispositive power: 37,649,310 (See Notes 1 and 2 to Item 4 below)
(8) Shared dispositive power: None
(9)	Aggregate amount beneficially owned by each reporting person: 37,649,310 (See Notes 1 and 2 to Item 4 below)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9: 8.5% (See Note 3 to Item 4 below)
(12)	Type of reporting person (see instructions): IA

Preliminary Statement

Pursuant to Rule 13d-1(h) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the Reporting Person hereby again reports on Schedule 13G its beneficial ownership of the securities of The Hartford Financial Services Group, Inc. (the “Issuer”). The Reporting Person (i) originally reported its beneficial ownership on Schedule 13G, filed February 15, 2011; (ii) amended such Schedule 13G by reporting its beneficial ownership on Schedule 13D, filed February 14, 2012, as amended by Amendment No. 1, filed March 9, 2012; and (iii) by filing this Statement of Schedule 13G, does hereby amend its Schedule 13D to cease reporting on Schedule 13D its beneficial ownership of the Issuer’s securities. As stated in Item 10 below, the securities reported by the Reporting Person on this schedule are not now held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and are not now held in connection with or as a participant in any transaction having that purpose or effect. However, the certification made in Item 10 does not apply to the Reporting Person’s original acquisition of those securities purchased while it was a Schedule 13D filer.

Item 1(a).	Name of Issuer:

The Hartford Financial Services Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Hartford Plaza, 690 Asylum Drive

Hartford, CT 06155

Item 2(a).	Name of Person Filing:

Paulson & Co. Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1251 Avenue of the Americas

New York, New York 10020

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities:

Common Stock (See Note 1 under Item 4)

Item 2(e).	CUSIP Number:

416515104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); and

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:                     .

Item 4.	Ownership.

Item 4(a)	Amount beneficially owned: 37,649,310 (See Notes 1 and 2).

Item 4(b)	Percent of Class: 8.5% (See Note 3).

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 37,649,310 (See Notes 1 and 2).

(ii) Shared power to vote or to direct the vote: None.

(iii) Sole power to dispose or to direct the disposition of : 37,649,310 (See Notes 1 and 2).

(iv) Shared power to dispose or to direct the disposition of: None.

Note 1: The amount listed consists of 37,504,310 shares of common stock (“Common Stock”) and 45,000 warrants to purchase Common Stock expiring June 26, 2019 (“Warrants”). In addition, various funds managed and advised by the Reporting Person currently hold cash-settled swaps positions relating to an additional 205,490 shares of Common Stock and 3,176,000 Warrants, but because neither the Reporting Person nor the funds have any power to vote, to direct the vote, to dispose or to direct the disposition of the shares of Common Stock and Warrants that its counterparty may hold in connection with such swaps positions, such shares of Common Stock and Warrants are not included in the amount listed in Item 4.

Note 2: The Reporting Person, an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and to separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, the Reporting Person possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. The Reporting Person disclaims beneficial ownership of such securities.

Note 3: The percentages reported in this Schedule 13G are based upon 440,865,405 shares of Common Stock outstanding as of April 26, 2012 (as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 2, 2012).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by the Reporting Person’s advisory clients, none of which to the Reporting Person’s knowledge owns more than 5% of the class. The Reporting Person itself disclaims beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2012

PAULSON & CO. INC.

By:	/s/ Stuart L. Merzer
Name:	Stuart L. Merzer
Title:	General Counsel & Chief Compliance Officer